SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

On January 13, 2016, Postmedia Network Canada Corp. (the “registrant” or “Company”) held its annual general and special meeting of shareholders (the “AGM”) in Toronto, Ontario. Each of the directors listed as nominees in the registrant’s management proxy circular, dated November 25, 2015, were elected as directors of the Company at the AGM. Directors have been appointed to serve until the close of the next annual general meeting of shareholders. At the AGM, the Company’s shareholders also approved: (a) the reappointment of PricewaterhouseCoopers LLP as the Company’s external auditor to hold office until the next annual meeting of shareholders; (b) a resolution to amend the Company’s stock option plan to increase the number of authorized shares to be reserved for issuance under the stock option plan; and (c) a resolution to amend the Company’s restricted share unit plan to increase the number of authorized shares to be reserved for issuance under the restricted share unit plan.

On January 14, 2016, the registrant issued a press release announcing the voting results of the AGM. A copy of that press release is hereby furnished as Exhibit 99.1 to this report on Form 6-K. A copy of the registrant’s Report of Voting Results is filed as Exhibit 99.2 to this report on Form 6-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

The document listed below as Exhibit 99.1 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.1    Press release dated January 14, 2016.

The document listed below as Exhibit 99.2 is being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.2    Report of Voting Results – Annual General and Special Meeting of Shareholders – January 13, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

Date: January 14, 2016.	By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

EXHIBIT INDEX

Exhibit 99.1    Press release dated January 14, 2016.

Exhibit 99.2    Report of Voting Results – Annual General and Special Meeting of Shareholders – January 13, 2016.